December 9, 2008

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:        Mr. Larry Spirgel

Re:	Nexstar Broadcasting Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007 (filed March 11, 2008)
File No. 000-50478

Dear Mr. Spirgel,

On behalf of Nexstar Broadcasting Group, Inc., a Delaware corporation (“Nexstar”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, and the rules promulgated thereunder, please find below Nexstar’s response to the comment letter addressed to me, dated November 24, 2008 (the “Letter”), from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding Nexstar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

The numbered paragraphs below set forth the Staff’s comments from the Letter, together with our responses thereto.

Form 10-K for Fiscal Year Ended December 31, 2007

Definitive Proxy Statement Incorporated by Reference into Part III

Compensation Discussion and Analysis

Defining the Market – Benchmarking, page 16

1.	Staff’s comment: We note that your CEO conducts a benchmarking analysis each year based on a review of approximately 20 multi-media companies that have a broadcast component. In future filings, to the extent benchmarking continues to be material to your compensation program and decisions, identify the members of the peer group. Refer to Regulation S-K Item 402(b)(2)(xiv) and Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.05, available at www.sec.gov/divisions/corpfin /guidance/regs-kinterp.htm.

Response: Your comment has been duly noted and we will evaluate and disclose as appropriate in our future filings.

Determination of 2006 and 2007 Compensation, page 19

2.	Staff’s comment: In future filings, provide an explanation of how the actual amounts of cash bonuses and equity awards to each named executive officer were determined for the most recent fiscal year. Your disclosure should identify the material factors, whether quantitative or qualitative, that led to the awards. The reasons for material differences in compensation amounts or types among named executive officers should be explained. Although we note that cash bonuses are not based on defined formulas, you should explain in more detail the substance of the evaluation made by the compensation committee. Similar disclosure should be provided with respect to equity awards.

Response: Your comment has been duly noted and we will evaluate and disclose as appropriate in our future filings.

3.

Staff’s comment: We note that certain financial measures and performance benchmarks are considered by the compensation committee in connection with equity awards. In future filings, these goals and performance against them should be disclosed if material in the context of your executive compensation policies or decisions. If you believe that disclosure of performance goals is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusions. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you or a business unit to achieve the undisclosed performance goal. General statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you or a business unit to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm. Refer to Regulation S-K compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response: Your comment has been duly noted and we will evaluate and disclose as appropriate in our future filings.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, Variable Interest Entities, page F-9

4.	Staff’s comment: We note that, in conjunction with Mission’s acquisition of KTVE on January 16, 2008, Mission entered into a SSA and JSA with you, whereby KARD provides local news, sales and other non-programming services to KTVE. We also note that KTVE had a previous ten-year agreement with KARD effective March 2001. Tell us how you considered EITF 04-1 in accounting for the termination of your original contract with Piedmont.

Response: By way of background, the Company and Piedmont Television Holdings LLC (“Piedmont”) had entered into an agreement giving us the right to (i) refuse offers received by Piedmont for the purchase of KTVE and (ii) provide an equal offer of its own. We received notification from Piedmont that it had received an offer to purchase KTVE from a third party, which notification included the terms of such offer. According to FCC rules, we could not purchase KTVE as it already owned a station in the market in which KTVE operated. As such, we assigned the right of first refusal to Mission Broadcasting, Inc., which entered into a purchase agreement with Piedmont for the acquisition of substantially all of the assets of KTVE (the “Purchase Agreement”).

On March 21, 2001, we entered into an agreement with Piedmont which allowed Piedmont to sell the commercial inventory of Nexstar’s KARD. On June 27, 2007, Mission entered into an agreement with Piedmont to purchase KTVE which included the assignment of the Joint Sales Agreement (“JSA”) and Shared Services Agreement (“SSA”) between Piedmont and Nexstar. According to EITF 04-1, the effective settlement of an executory contract in a business combination as a result of a preexisting relationship should be measured at the lesser of (a) the amount by which the contract is favorable or unfavorable from the perspective of the acquirer when compared to pricing for current market transactions for the same or similar items or (b) any stated settlement provisions in the contract available to the counterparty to which the contract is unfavorable. In our case, the Joint Sales Agreement (“JSA”) and Shared Services Agreement (“SSA”) between Piedmont Television Holdings, LLC (“Piedmont”) and Nexstar Broadcasting, Inc. were negotiated at fair market value, and were comparable to other similar arrangements that Nexstar had negotiated with other third parties. The SSA and JSA fees continued to reflect fair market value since they are based on a percentage of broadcast cash flow and the services provided. In addition, pursuant to the Purchase

Agreement, the JSA and the SSA were assigned from Piedmont to Mission upon the closing of the KTVE acquisition, and Nexstar was not required to pay any penalty or cost associated with the early termination or assignment of the JSA and SSA. Finally, compared to other similar market transactions that took place around the time of the KTVE acquisition, Mission did not appear to pay more than fair market value for KTVE. As a result, Nexstar did not record any gain or loss in its statement of income with respect to the settlement of an executory contract in a business combination as a result of a preexisting relationship.

5.	Staff’s comment: You state that the JSA and SSA between Mission and Piedmont were terminated effective with the closing of Mission’s acquisition of KTVE from Piedmont on January 16, 2008. Tell us whether you are referring to the agreements that were effective as of March 2001. If so, clarify whether these agreements were between Mission and Piedmont or Nexstar and Piedmont, as you have disclosed in the paragraph preceding this statement.

Response: We are referring to the March 2001 agreement between Nexstar and Piedmont. Mission did not have an agreement with Piedmont except for the Purchase Agreement to buy the assets of KTVE. Concurrent with Mission’s acquisition of KTVE, as discussed in response 4, the JSA and SSA that Nexstar had with Piedmont were assigned to Mission.

Note 3. Acquisitions, WTAJ and WLYH, page F-20

6.	Staff’s comment: We note that WLYH is programmed by a third party under a TBA that extends until 2015. Tell us what consideration you gave to this contract in your allocation of the purchase price of WLYH.

Response: We considered the TBA when allocating the purchase price of WLYH and concluded it was at fair market value.

Note 5. Local Service Agreements, Other Local Service Agreements, page F-24

7.	Staff’s comment: Describe the nature of your outsourcing agreements with Sinclair Broadcasting Group, Inc. in more detail. In light of the fact that you provide certain services to stations owned by Sinclair, it is unclear why you are obligated to pay them a monthly fee. Tell us how you are compensated for the services you provide to these stations.

Response: The outsourcing agreements with Sinclair provide for us to sell and retain the advertising revenue on their stations and bear most of the operating costs. The Sinclair stations are located in markets in which we own and operate a television station. Our obligation to pay Sinclair represents a percentage of the combined cash flow generated from both stations. Our compensation is the percentage of combined cash flow we retain from the stations.

In addition, Nexstar hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Nexstar may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (972) 409-8232.

Sincerely,

/s/ Matthew E. Devine
Matthew E. Devine
Chief Financial Officer
Nexstar Broadcasting, Inc.

cc:	Christian O. Nagler, Esq.

Kirkland & Ellis LLP

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